PETROBANK
ENERGY AND RESOURCES LTD.

82-34812


05007483

March 23, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

4/29


SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH. D.C. 202 SECTION

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES $9 MILLION TECHNOLOGY PARTNERSHIPS CANADA INVESTMENT COMMITMENT IN WHITESANDS PROJECT AND THAI™ TECHNOLOGY

Calgary, Alberta – April 1, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. is pleased to announce a $9 million investment commitment by Technology Partnerships Canada (TPC) towards the WHITESANDS pilot project to field demonstrate Petrobank's patented THAI™ heavy oil recovery process. The proceeds will be used to fund a portion of the estimated $44.7 million project costs, which includes $30 million for initial construction; the pilot's operating costs for five years, and research and development costs to further advance the THAI™ technology.

Technology Partnerships Canada is a key instrument for advancing research and development toward commercialization. Working in partnership with innovative companies across Canada, TPC shares in the cost of private sector technology projects in aerospace and defense, in environmental technologies, and in enabling technologies like information and communications technologies and biotech.

WHITESANDS is situated on 45 sections (28,800 acres) of oil sands leases in the Christina Lake region of Alberta and will be the first field scale test of Petrobank's patented THAI™ (Toe-to-Heel-Air-Injection) *in-situ* heavy oil recovery process. THAI™ is a revolutionary combustion technology for the *in-situ* recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ has many potential benefits over other *in-situ* recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These indicated benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

"We are very pleased to have Technology Partnerships Canada supporting the WHITESANDS project and the development of the THAI™ technology. TPC thoroughly reviewed both the technology and our development plan for the project and appreciated the step change potential of the THAI™ technology in the development of the Canadian oil sands", said Chris Bloomer Vice President Heavy Oil and Chief Financial Officer of Petrobank Resources Ltd.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH. D.C.
202
SECTION

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FILES 2004 YEAR-END DISCLOSURE DOCUMENTS

Calgary, Alberta – March 31, 2005 - Petrobank Energy and Resources Ltd. ("Petrobank") today filed its Annual Information Form, which includes Petrobank's reserves data and other oil and gas information for the period ended December 31, 2004 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Petrobank's 2004 annual report including its audited consolidated financial statements and accompanying notes for the period ended December 31, 2004 and related Management Discussion and Analysis have also been filed on SEDAR.

Petrobank's annual general meeting of the shareholders will be held on Thursday, May 5, 2005 at 3:00 p.m. (Calgary time) in the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta.

Copies of Petrobank's 2004 disclosure documents may be obtained on Petrobank's website at www.petrobank.com, on the SEDAR website at www.sedar.com, or by emailing Petrobank at ir@petrobank.com.

For more information please contact:

John D. Wright, President and CEO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

E-mail: ir@petrobank.com
Website: www.petrobank.com


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
202
SECTION